* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, August 18, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314 on August 20, 2026 at 10:00 a.m. (Singapore Time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - OHMYHOME LIMITED

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS.

Resolution	FOR	AGAINST	ABSTAIN
1. It is resolved, as an ordinary resolution that: A. the consolidation of the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the "Shares") on a 50 for 1 basis (the "Share Consolidation"), with effect from the date of passing this resolution, pursuant to which every 50 Shares of par value US$0.0000001 each be consolidated into one Share of par value US$0.000005, such consolidated Shares to have the same rights and be subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company's current memorandum and articles of association; B. the corresponding change to the authorised share capital of the Company from US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A ordinary shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B ordinary shares with a par value of US$0.0000001 each to US$1,000,000,000,000 divided into 180,000,000,000,000,000 Class A ordinary shares with a par value of US$0.000005 each and 20,000,000,000,000,000 Class B ordinary shares with a par value of US$0.000005 each; C. no fractional Shares be issued in connection with the Share Consolidation and that, in the event a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, such shareholder's entitlement be rounded up to the next whole Share; and D. each director, officer and authorised signatory of the Company from time to time be authorised and instructed to make all necessary or desirable filings with the Registrar of Companies in the Cayman Islands relating to and to take all such other steps, as may be required to give effect to the Share Consolidation.	☐	☐	☐
2. It is resolved, as a special resolution, that, the Company adopt a sixth amended and restated memorandum and articles of association, in the form set out in Annex A to the notice of meeting and proxy statement delivered to shareholders and dated August 10, 2026 (the "Sixth Amended and Restated Memorandum and Articles of Association"), in substitution for, and to the exclusion of, the Company's current amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect the following amendments: A. the Share Consolidation and the resulting changes to the authorised share capital and par value of the Shares, if approved and effected; B. the amendments to the written resolution arrangements of the Company (including the removal of the prohibition on members acting by written resolution and the ability to pass ordinary resolutions of members by written resolution); C. the amendments relating to the retention of Class B ordinary share status on transfers to affiliates and on transfers of a majority of Class B ordinary shares; and D. such other consequential and administrative updates as are set out therein.	☐	☐	☐
3. It is resolved, as an ordinary resolution, that the Meeting be adjourned to a later date or dates, or sine dine, if necessary, to permit further solicitation and voting of proxies if, at the time of the Meeting, there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date ____________________ **Signature** ____________________ **Signature, if held jointly** ____________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999

OHMYHOME LIMITED
Extraordinary General Meeting of Shareholders
August 20, 2026

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Agus Prasetyo, as proxy with the power to appoint his/her substitute, and hereby authorize(s) him/her to represent and to vote, as designated on the reverse side of this ballot, all ordinary shares of OHMYHOME LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting to be held at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314 on August 20, 2026 at 10:00 a.m. (Singapore Time)., and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by OHMYHOME LIMITED in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and To be Signed on Reverse Side)